UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  October 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit No:

1.    Directorate Change - dated 01 September 2005
2.    Publication of Final Terms - dated 09 September 2005
3.    Director/PDMR Shareholding - dated 09 September 2005
4.    Director/PDMR Shareholding - dated 15 September 2005
5.    Director/PDMR Shareholding - dated 20 September 2005
6.    Director/PDMR Shareholding - dated 27 September 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: October 03, 2005                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                         BARCLAYS BANK PLC
                                                         (Registrant)


Date: October 03, 2005                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

                                Barclays PLC

                        Notification of director's details

Further to the statement made in the interim results announcement dated 5 August 2005, Barclays PLC and Barclays Bank PLC today confirm that Danie Cronje (age
58) has been appointed to the Boards of Barclays PLC and Barclays Bank PLC, as a non-executive director, with immediate effect.

Dr. Cronje is Chairman of Absa Group Limited, in which Barclays Bank PLC has a 56.1% ordinary share holding. He is also Chairman of Sage Group Limited and a director of Idion Technology Holdings Limited.

There are no further details that are required to be disclosed in respect of the appointments under LR 9.6.13 R of the Listing Rules of the UK Listing Authority.

Exhibit No. 2

Barclays Bank PLC Doc re. Final Terms

Issuer:                    Barclays Bank PLC
Series Number:             155
Description:               Callable Floating Rate Subordinated Notes due 2017
Currency/Principal Amount: US$ 500,000,000
Issue Price:               99.877 per cent
Specified Denominations:   US$ 1,000; US$ 10,000; US$ 100,000
Issue Date:                9 September 2005
Maturity Date:             September 2017
ISIN:                      XS0229313696

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. No. (0)20 7676 1000

Exhibit No. 3


                                                                9 September 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 8 September 2005 that it had on 7 September 2005 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 572.50p per share:

Director/PDMR         Number of Shares
Mr G A Hoffman        39
Mr D L Roberts        39
Mr J S Varley         39
Mr L C Dickinson      18
Mr C R Walklin        39

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 September 2005 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director              Beneficial Holding      Non Beneficial
                                              Holding

Mr G A Hoffman        178,761                 -
Mr D L Roberts        70,901                  -
Mr J S Varley         351,276                 -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,855,851 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4
                                                               15 September 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

On 12 September 2005, the Company was notified that options had, on 8 September 2005, been granted under the Barclays Sharesave Scheme (Sharesave), an Inland Revenue approved all-employee share plan, over ordinary shares in the capital of Barclays PLC at an exercise price of 444p per share to the following directors/ Persons Discharging Managerial Responsibility (PDMRs):

Director/PDMR         Number of Options    Earliest Maturity date

Mr G A Hoffman        225                  01/11/12
Mr D L Roberts        744                  01/11/10
Mr L C Dickinson      341                  01/11/08

Exhibit No. 5



                                                               20 September 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 19 September 2005 that it had between 15 September 2005 and 16 September 2005 exercised its discretion and released a total of 39,588 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,816,263 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6



                                                               27 September 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 26 September 2005 that it had on 22 September 2005 exercised its discretion and purchased a total of 355,620 ordinary shares in Barclays PLC at a price of 565.23p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 148,171,883 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.